UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 18, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Chief Executive stepping down

Amec Foster Wheeler announces today that Samir Brikho is stepping down as Chief Executive.

Ian McHoul, Chief Financial Officer, has been appointed into the role of interim CEO with immediate effect and will chair the Group Leadership Team whilst the search for the new CEO is conducted. The Company's search will consider both internal and external candidates. Ian is not putting himself forward for the role.

John Connolly, Chairman, said: "Samir has been the Chief Executive for over nine years and has made a significant contribution to our development over this period, including the re-shaping and re-focusing of the business at the start of his tenure to build up the global company Amec Foster Wheeler is today.  On behalf of the Board and everyone at Amec Foster Wheeler I thank Samir for his commitment and contribution. We wish him the best for the future."

Commenting on Ian's appointment, the Chairman said: "The Board has mandated Ian to continue driving forward the Company's previously stated priorities."

The Company confirms that 2015 trading results are in line with expectations. The full year audited results will be announced on 10 March 2016. Trading for 2016 has started in line with expectations.

The refinancing of the Company's credit facilities is progressing to plan.

Samir Brikho said: "It has been a privilege to lead Amec Foster Wheeler at a time of huge change in the global energy and commodities market. My aim has always been to help to create a leading integrated global service company capable of meeting our customer demands. I am so appreciative of the unstinting work and support of the 40,000 colleagues who all contribute to Amec Foster Wheeler's success."

The Company confirms that there are no further details that are required to be disclosed at this time under paragraph LR 9.6.13 R of the UK Listing Rules.

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 scope revenues of £5.5bn and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 January 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary